HEAD OFFICE


GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com


03024159

June 26, 2003

Division of International Corporate Finan
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

This announcement is related to the increase in the paid-in share capital of Garanti Bank within its registered capital ceiling of TL 1,000,000,000,000,000 from TL791,747,816,066,116 to TL822,037,812,602,365 (3.82571%) which TL30,289,996,536,249 was covered from the sale of the Bank's real estates.

TL822,037,812,602,365 paid-in capital has been registered with the İstanbul Trade Registry Office on June 11, 2003 and published in the Turkish Trade Registry Gazette on June 16, 2003.

The delivery of the bonus share for TL38.26 for each share having nominal value of TL1000 will be commenced on July 2, 2003 at the Garanti Bank's Head Offices and branches (dividend coupon of 2002 will be cancelled). Common shares with issue No.15 will be delivered against the new share coupon numbered 17. Delivery of the share certificates will take place for an unlimited period of time.

Yours sincerely,

Olca ERDOST
Vice President
Investor Relations

Funda GÜNGÖR
Senior Vice President
Corporate Strategy, Business Development &
Investor Relations

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